Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

October 23, 2009

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund 2 (the “Fund”) – Registration Statement

(File Nos. 333-159616 and 811-22123)

Dear Ms. DiAngelo:

This letter responds to the oral comments we received from you on June 23, 2009 and July 6, 2009 regarding the Fund’s Registration Statement on Form N-2, which was filed with the Securities and Exchange Commission (“SEC”) on May 29, 2009. We have revised the amended filing of the Fund’s Registration Statement on Form N-2/A in response to each of your comments, which we plan to file on October 23, 2009. The following summarizes your comments and provides our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment. In the fee table on page 12, the management fee stated differs from the October 31, 2008 number stated in the Fund’s annual report. Please explain the reason for this, for example if it reflects the Fund’s use of leverage or if the estimated proceeds of the offering were taken into account. Please consider whether footnote (2) is an adequate description. Please further explore whether or not to use the April 30, 2009 semi-annual report numbers for the fee table instead. Please note that we will review the semi-annual report before declaring the offering effective.

Response. Almost all of the difference in the management fee between what is stated and what appeared in the October 31, 2008 annual report is due to the Fund’s use of leverage. Using the October 31, 2008 numbers adjusted to reflect the anticipated use of leverage as if such leverage were outstanding for the full year is more conservative and appropriate. The resulting disclosure in the current registration statement shows a higher management fee, and registrant believes that is a more accurate representation of the Fund’s expected management fee level going forward. We have modified footnote (2) to reflect the use of leverage assumption for the full fiscal period.

Ms. Christina DiAngelo

October 23, 2009

2.	Comment. Will all bracketed and blank numbers be filled in?

Response. Yes.

3.	Comment. On page 2, in the last sentence of the second paragraph under “Investment Adviser,” why are net assets of $125 million assumed when actual assets were $131 million?

Response. Net assets of $125 million are assumed because it is the more conservative assumption and shows a higher fee at that breakpoint level.

4.	Comment. On page 10 under “Distributions,” consider adding disclosure about the potential for a return of capital.

Response. As there is no expectation that the Fund will need to return capital to its shareholders in the future, a sentence will be added to the Fund’s Statement of Additional Information describing that possibility instead of to the Prospectus.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or Monica Parry at 202.739.5692.

Sincerely,

/s/ Trina C. Winkelmann

c:	Kevin McCarthy

Thomas Harman

Monica Parry